UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

 Unifi, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

904677 20 0

(CUSIP Number)

Kenneth G. Langone

375 Park Avenue

Suite 2205

New York, NY 10152

(212) 421-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2020

(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Kenneth G. Langone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,370,000 Shares of Common Stock
	8	SHARED VOTING POWER 160,000 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,370,000 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 160,000 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,530,000 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.27% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Invemed Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 130,000 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 130,000 Shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.70% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON BD

EXPLANATORY NOTE:    This Amendment No. 2 amends and supplements the information set forth in the Schedules 13D and 13D/A previously filed by the Reporting Persons with the United States Securities and Exchange Commission.

ITEM 1.	SECURITY AND ISSUER.

The title and class of equity securities to which this Schedule 13D/A relates are the shares of common stock (the “Common Stock”), par value $0.10 per share, of Unifi, Inc., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7201 W. Friendly Ave., Greensboro, NC, 27410.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D/A is being filed by Kenneth G. Langone (“Mr. Langone”), and Invemed Associates LLC, a New York limited liability company (“Invemed”) (sometimes hereinafter collectively referred to as the “Reporting Persons”).

The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) The principal business address of the Reporting Persons is 375 Park Avenue, Suite 2205, New York, NY, 10152.

(c) Mr. Langone’s principal occupation is as Chairman and Chief Executive Officer of Invemed. Invemed is a New York Stock Exchange member firm engaged primarily in the business of institutional brokerage services.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Langone is a United States citizen. Invemed is a limited liability company organized under the laws of the State of New York.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 31, 2020, Mr. Langone used personal funds to purchase 12,000 shares of Common Stock in multiple open-market transactions at prices ranging from $21.59 to $ 21.93 per share for an aggregate purchase price of approximately $261,801.

On February 3, 2020, Mr. Langone used personal funds to purchase 12,000 shares of Common Stock in multiple open-market transactions at prices ranging from $21.95 to $ 22.50 per share for an aggregate purchase price of approximately $267,569.

On February 4, 2020, Mr. Langone used personal funds to purchase 12,000 shares of Common Stock in multiple open-market transactions at prices ranging from $21.80 to $ 22.30 per share for an aggregate purchase price of approximately $263,969.

On February 5, 2020, Mr. Langone used personal funds to purchase 12,000 shares of Common Stock in multiple open-market transactions at prices ranging from $22.00 to $ 22.70 per share for an aggregate purchase price of approximately $269,469.

On February 6, 2020, Mr. Langone used personal funds to purchase 12,000 shares of Common Stock in multiple open-market transactions at prices ranging from $22.51 to $ 22.98 per share for an aggregate purchase price of approximately $271,832.

On February 7, 2020, Mr. Langone used personal funds to purchase 12,000 shares of Common Stock in multiple open-market transactions at prices ranging from $22.42 to $ 23.35 per share for an aggregate purchase price of approximately $276,869.

On February 10, 2020, Mr. Langone used personal funds to purchase 12,000 shares of Common Stock in multiple open-market transactions at prices ranging from $22.76 to $23.00 per share for an aggregate purchase price of approximately $274,823.

On February 11, 2020, Mr. Langone used personal funds to purchase 12,000 shares of Common Stock in multiple open-market transactions at prices ranging from $22.70 to $ 23.57 per share for an aggregate purchase price of approximately $280,002.

On February 12, 2020, Mr. Langone used personal funds to purchase 12,000 shares of Common Stock in multiple open-market transactions at prices ranging from $23.33 to $ 24.01 per share for an aggregate purchase price of approximately $284,295.

On February 13, 2020, Mr. Langone used personal funds to purchase 12,000 shares of Common Stock in multiple open-market transactions at prices ranging from $23.49 to $ 24.05 per share for an aggregate purchase price of approximately $286,524.

On February 14, 2020, Mr. Langone used personal funds to purchase 6,317 shares of Common Stock in multiple open-market transactions at prices ranging from $24.30 to $ 25.35 per share for an aggregate purchase price of approximately $157,081.

ITEM 4.	PURPOSE OF TRANSACTION.

Mr. Langone purchased the 126,317 shares of Common Stock referenced in Item 3 for investment purposes and intends to evaluate the performance of such securities as an investment in the ordinary course of business. Except as provided in this Schedule 13D/A or as may be proposed by Mr. Langone in his capacity as a director of the Issuer or by the Board of Directors of the Issuer with the participation of Mr. Langone, neither Mr. Langone nor Invemed has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D/A.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)    Mr. Langone beneficially owns  1,530,000 shares of Common Stock, which ownership constitutes 8.27% beneficial ownership of the Common Stock of the Issuer as calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended. Invemed beneficially owns 130,000 shares of Common Stock, which ownership constitutes 0.70% beneficial ownership of the Common Stock of the Issuer. Each percentage ownership of shares of Common Stock set forth in this Schedule 13D/A is based on 18,505,446 shares of Common Stock outstanding as of February 3, 2020 as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 6, 2020.

(b)    Number of shares as to which each Reporting Person has:

Sole power to vote or to direct the vote:

The information in Row 7 of the Cover Pages is incorporated by reference herein.*

Shared power to vote or to direct the vote:

The information in Row 8 of the Cover Pages is incorporated by reference herein.**

Sole power to dispose or to direct the disposition of:

The information in Row 9 of the Cover Pages is incorporated by reference herein.*

Shared power to dispose or to direct the disposition of:

The information in Row 10 of the Cover Pages is incorporated by reference herein.**

*

With respect to Mr. Langone, such amount includes 41,482 shares of Common Stock that Mr. Langone has the right to receive pursuant to stock units that will automatically convert into shares of Common Stock following the termination of Mr. Langone’s service as a director of the Issuer.

**

With respect to Mr. Langone, such amount includes 130,000 shares of Common Stock owned by Invemed, in which Mr. Langone owns a 92.01% interest and serves as Chairman and Chief Executive Officer, and 30,000 shares of Common Stock owned by Mr. Langone’s wife. Mr. Langone disclaims beneficial ownership of the shares of Common Stock held (a) by Invemed, and any proceeds thereof, that exceed his pecuniary interest therein and/or are not actually distributed to him and (b) by Mrs. Langone.

Mrs. Langone’s business address is 375 Park Avenue, Suite 2205, New York, NY, 10152. Mrs. Langone’s principal occupation is as homemaker. During the last five years, Mrs. Langone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mrs. Langone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Langone is a U.S. Citizen.

(c) The information in Item 3 of this Schedule 13D/A is incorporated by reference herein. Except as set forth therein, Mr. Langone, Mrs. Langone and Invemed have not effected any transactions in shares of Common Stock during the past 60 days.

(d) Other than with respect to persons owning interests in Invemed (which interest does not relate to more than five percent of the shares of Common Stock), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided in Item 5 of this Schedule 13D/A is incorporated herein by reference. Other than as described in Item 5 of this Schedule 13D/A, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any such person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D/A, which agreement is set forth on the signature page to this Schedule 13D/A.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned each certify that the information set forth in this Schedule 13D/A is true, complete and correct.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D/A on Schedule 13D/A with respect to the Common Stock of the Issuer.

Dated: February 18, 2020

/s/ Kenneth G. Langone Kenneth G. Langone

INVEMED ASSOCIATES LLC

By:	/s/ Kenneth G. Langone
Name:	Kenneth G. Langone
Title:	Chairman and Chief Executive Officer